UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No ___)*


                        Universal Hospital Services, Inc.
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                                (Name of Issuer)

                          Common Stock, par value $.01
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                         (Title of Class of Securities)

                                    91359L109
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                                 (CUSIP Number)

                           Louis J. Bevilacqua, Esq.,
       Cadwalader Wickersham & Taft, 100 Maiden Lane, New York, NY 10038
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                December 13, 1996
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

---------------------------
CUSIP No.  91359L109
---------------------------
------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON   Wynnefield Partners Small Cap Value, L.P.
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       13-3688497
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)|X| (b)|_|
------
------ -------------------------------------------------------------------------
3      SEC USE ONLY
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              263,000

                      ------- --------------------------------------------------
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          ------- --------------------------------------------------
     REPORTING        ------- --------------------------------------------------
       PERSON         9       SOLE DISPOSITIVE POWER
     REPORTING                263,000
       WITH
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              -0-
--------------------- ------- --------------------------------------------------
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         263,000
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.9%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

------ -------------------------------------------------------------------------
1      NAME OF REPORTING PERSON  Channel Partnership II
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       22-3215653
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*(a) |X| (b) |_|
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
3      SEC USE ONLY

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
4      SOURCE OF FUNDS*
       WC
------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

------ -------------------------------------------------------------------------
------ -------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
       New Jersey
------ -------------------------------------------------------------------------
--------------------- ------- --------------------------------------------------
                      7       SOLE VOTING POWER
                              5,700

                      ------- --------------------------------------------------
     NUMBER OF        ------- --------------------------------------------------
       SHARES         8       SHARED VOTING POWER
    BENEFICIALLY              -0-
      OWNED BY
        EACH          ------- --------------------------------------------------
     REPORTING        ------- --------------------------------------------------
       PERSON         9       SOLE DISPOSITIVE POWER
     REPORTING                5,700
       WITH
                      ------- --------------------------------------------------
                      ------- --------------------------------------------------
                      10      SHARED DISPOSITIVE POWER
                              -0-

-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,700
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
         |_|
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         0.1%
-------- -----------------------------------------------------------------------
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*
         PN
-------- -----------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1. Security and Issuer

     This Statement relates to shares of Common Stock, $.01 par value per share, (the "Common Stock"), of Universal Hospital Services, Inc. (the "Issuer"). The Issuer's Principal Executive Offices are located at 1250 Northland Plaza, 3800 West 80th Street, Bloomington, Minnesota 55431-4442.

Item 2. Identity and Background

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P., a limited partnership formed under the laws of Delaware (the "Partnership") on behalf of the Partnership and Channel Partnership II, a partnership formed under the laws of New Jersey ("Channel") (collectively, the "Reporting Persons"). The principal businesses of the Partnership and of Channel are investments. The addresses of the principal offices of the Partnership and Channel are One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus and Joshua Landes are the general partners of the Partnership, and their principal business address is the same as that of the Partnership. The principal occupations of Messrs. Obus and Landes are acting as the general partners and managing investments of the Partnership. Mr. Obus is also the general partner of Channel.

     During the past five years, neither Mr. Obus nor Mr. Landes has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus and Landes are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

     The  Partnership  previously  purchased  shares  of the  Issuer  with  cash provided from working capital, as follows: 19,000 shares for $178,125 on December 14, 1995, 10,000 shares for $101,250 on February 23, 1996, 226,700 shares for  $1,310,609.38  on September 26, 1996, 4,300 shares for $31,164.25 on
October 15, 1996, and 3,000 shares for $30,585 on December 11, 1996.

     Channel previously purchased shares of the Issuer with cash provided from working capital, as follows: 5,700 shares for $41,310.75 on October 15, 1996.

Item 4. Purpose of Transaction

     The Reporting Persons initially purchased their stock for investment purposes.

     At the time the Partnership and Channel received their stock and until recently, neither had any plan, proposal, or intention which relates to or would result in any action with respect to the matters listed in paragraphs (b) through (j) of Item 4 of Schedule 13D.

     However, recently the Reporting Persons have become increasingly concerned about certain actions taken by the Issuer's Board of Directors (the "Board"). In a Press Release, dated November 11, 1996 (the "Press Release"), the Issuer publicly announced that the Board had initiated a process to explore alternatives for enhancing stockholder value, including the possible sale of the Company, and had engaged Piper Jaffray Inc. to act as its advisor and to manage the process. In addition, the Press Release stated that on November 5, 1996, the Board received a written letter from another company offering to acquire the Issuer at a price exceeding the current market price for the Issuer's shares, and that on November 8, 1996 the Issuer adopted a "poison pill" anti-takeover defense plan. All of these actions whether intended or not, are likely to send a message to the marketplace that Management places their interests over that of the stockholders, and that potential purchasers should not apply unless they are willing to accede to the will of Management.

     The Reporting Persons are concerned that the Board, led by a number of Management employees, will be perceived by the market to have undertaken a program of entrenchment. In the Reporting Persons' opinion, the Board has adopted a poison pill, redeemable only by the current Board or its hand-picked successors, which discourages a fair and open auction, so the Board can choose a potential buyer that will cater to Management's goals rather than acting to protect the "best price" interests of the stockholders. The Board's actions will likely result in less interested bidders and a lower price for stockholders.

     The Reporting Persons summarized their concerns in a letter to the Issuer dated December 13, 1996 (the "Letter"). In the Letter, the Reporting Persons point out the difficult pricing environment the Issuer operates in, which has been caused by consolidation among and cost containment pressure from the Issuer's customers. The Letter also notes that significant capital expenditures will be needed should the Issuer attempt to become a national presence. These factors make it clear that any merger or acquisition decision will be central to the stockholders' interest in the Issuer. The Board should work directly with the stockholders in implementing any such decision. The Reporting Persons believe that a sale to the strategic buyer willing to pay the highest price for the Issuer is in the best interests of the stockholders. A copy of the Letter is attached as Exhibit B.

     The Reporting Persons intend to monitor the action of the Board carefully to protect the value of their investment, and to insure that the Board takes appropriate steps to achieve the best stockholder value. If the Reporting Persons conclude that the issues raised in the Letter are not adequately addressed by Management, and that the Board is not taking appropriate measures to protect the interests of the Issuer's stockholders and to enhance the value of the stockholders' investments in the Issuer, they will consider further action with respect to their interest in the Issuer. These actions include, but are not limited to, requesting discussions with the Board to raise their concerns, affiliating with other similar dissatisfied stockholders, pursuing appropriate legal action to ensure that stockholders are not disenfranchised by the Board, seeking increased representation on the Board, and seeking proxies and written consents from other stockholders of the Issuer.

     In the future, the Reporting Persons may decide to purchase additional Common Stock in the open market or a private transaction, or sell any or all of their shares of Common Stock.

Item 5. Interest in Securities of the Issuer

     (a) According to the Issuer's Form 10-Q for the period ending September 30, 1996, the Issuer had issued and outstanding 5,357,218 shares of Common Stock.

     The Partnership is the beneficial owner of 263,000 shares or 4.9% of the outstanding Common Stock. Channel is the beneficial owner of 5,700 shares or 0.1% of the outstanding Common Stock.

     The Reporting Persons may constitute a group for purposes of Regulation 13D. As a member of a group, each of the Reporting Persons may be deemed to beneficially own the shares of Common Stock beneficially owned by each of the other Reporting Persons, which in the aggregate is 268,700 shares of Common Stock or 5.02% of the total shares of Common Stock outstanding.

     Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock owned by another Reporting Person for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

     (b) Messrs. Obus and Landes, the general partners of the Partnership, have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the Common Stock held by the Partnership. Messrs. Obus and Landes, as the general partners of the Partnership, have the sole power to receive or to direct the receipt of the proceeds from the sale of the Common Stock, or any dividends paid with respect to the Common Stock held by the Partnership. Mr. Obus has such powers with respect to the Common Stock held by Channel.

     (c) During the past sixty days, the following transactions in the Common Stock were effected:

          On October 15, 1996, the Partnership purchased 4,300 shares of Common Stock of the Issuer for $31,164.25. On October 15, 1996, Channel purchased 5,700 shares of Common Stock of the Issuer for $41,310.75. On December 11, 1996, the Partnership purchased 3,000 shares of Common Stock for $30,585.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     None.

Item 7. Material to Be Filed as Exhibits

     Exhibit A - Joint Filing Agreement

     Exhibit B - Letter, dated December 13, 1996.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 1996

Wynnefield Partners Small Cap Value, L.P.


By:  /s/  Nelson Obus
     ----------------
     General Partner